Exhibit 2

Original agreement is executed in French.
This document has been translated to English.

Agreement Protocol
(hereinafter, the "Protocol")

Between:

Société Générale, a société anonyme, registered under number 552 120 222 RCS Paris, having its registered office at 29, boulevard Haussman, 75009 Paris, represented by Olivier RENOULT, Head of the OTC Equity Derivatives Documentation Group

(hereinafter, "SG"),

and

Akila Finance, a société anonyme, registered under number B 64632 in Luxembourg, having its registered office at 40, boulevard Joseph II, L-1840 Luxembourg, represented by Philippe FORIEL-DESTEZET, Director

(hereinafter, "Akila")

individually a "Party" or together the "Parties."

It is agreed as follows:

Article 1: Definitions
Share:	Adecco share (ISIN code CH 0012138605) as quoted on the Stock Exchange.
Calculating Agent:	SG
Stock Exchange:	the First Market of the Zurich stock exchange.
Maturity Date:	April 29, 2005 or the next Exchange Trading Day if such day is not an Exchange Trading Day.
Reference Price:	closing price of the Share on the Stock Exchange on an Exchange Trading Day.
Date of Settlement/ Delivery:	May 4, 2005, or if such day is not a Business Day, then the next Business Day.
Market Disruption:	the following events will be deemed to be a Market Disruption:
- the suspension or limitation by the stock exchange authorities of quotations or transactions on the Stock Exchange as regards the Share (including all limitations relating to price);

- the suspension or limitation by the stock exchange authorities of quotations or transactions on the principal options or forwards market relating to the Share, or on any financial instruments used by professionals to cover forward financial instruments based on the Share.

Modification of the normal opening hours or days of the Stock Exchange will not be considered a Market Disruption.
Expert:	an expert in financial markets designated by the Parties, as a legal representative for both Parties, pursuant to Articles 4 and 7 of the present Protocol.

Failing agreement between the Parties on naming an Expert within 2 Exchange Trading Days, the Expert will be designated by an order of the President of the Commercial Court of Paris, sitting in proceedings for the grant of interim relief and without appeal, at the request of the more diligent Party.

The Expert must adjudicate within a period of 10 Exchange Trading Days as from the date on which he is appointed. His decision shall be notified to the Parties and will be binding on the Parties.

In case of the unavailability (for whatever cause), refusal or death of the Expert, or if the Expert has not provided his decision within the 10 day period set forth above, the Parties shall designate a new Expert within 2 Exchange Trading Days. Failing agreement between the Parties within this deadline, a new Expert shall be designated by an order of the President of the Commercial Court as above-mentioned, at the request of the more diligent Party.

The foregoing provisions shall also apply when replacing an Expert appointed to replace a prior Expert.
The fees and costs of the Expert will be borne equally by the Parties.
Exchange Trading Day:

all days between October 29, 2003 (inclusive) and the Maturity Date (inclusive) during which the Stock Exchange is open and functioning. The number of Exchange Trading Days is provisionally fixed at 380.

Business Day:	all days on which the banks of Paris and Luxembourg are open for the settlement of interbank operations.
Parity:	250,000 divided by the number of Exchange Trading Days between October 29, 2003 (inclusive) and the Maturity Date (inclusive).
N:	number of Exchange Trading Days during which the Reference Price is strictly higher than the Lower Limit.
Number of Shares:	Parity x N
Final Number of Shares:	250,000
Purchase Price:	95.85 CHF
Global Price:	Purchase Price x Number of Shares
Final Price:	Purchase Price x Final Number of Shares
Upper Limit:	95.85 CHF
Lower Limit:	75 CHF

Article 2: Sales of the Number of Shares subject to a condition precedent

2.1 Akila agrees, subject to the conditions set forth in the present Protocol, to sell on each Exchange Trading Day to SG a number of Shares equal to the Parity, and SG agrees, subject to the conditions set forth in the present Protocol, to buy from Akila the above number of Shares for a price equal to the product of the Purchase Price and the Parity, subject to the condition precedent that the Reference Price on that Exchange Trading Day shall be fully above the Lower Limit.

2.2 For each of the sales for which the condition precedent is fulfilled, the settlement and delivery of the Shares will be effected on the Date of Settlement/Delivery. As a result:

- Akila shall deliver to SG the Number of Shares on the Date of Settlement/Delivery, with current dividend rights and free of any pledges or restrictions whatsoever, by crediting the account set forth in Article 8 below,

- SG shall pay to Akila the Global Price on the Date of Settlement/Delivery by crediting the account set forth in Article 8 below.

Article 3: Sale of the Final Number of Shares subject to a condition precedent

3.1 Akila agrees, subject to the conditions set forth in the present Protocol, to sell to SG the Final Number of Shares, and SG agrees, subject to the conditions set forth in the present Protocol, to purchase from Akila the Final Number of Shares at the Final Price, subject to the condition precedent that on the Maturity Date, the Reference Price shall be strictly higher than the Upper Limit.

As a result, if the condition precedent is fulfilled on the Maturity Date:

- Akila shall deliver to SG the Final Number of Shares on the Date of Settlement/Delivery, with current dividend rights and free of any pledges or restrictions whatsoever, by crediting the account set forth in Article 8 below,

- SG shall pay to Akila the Final Price on the Date of Settlement/Delivery by crediting the account set forth in Article 8 below.

Article 4: Events affecting the Share

4.1 If, on the date on which the Reference Price should be determined, the Calculating Agent were to note a Market Disruption, such date shall be postponed to the first Exchange Trading Day following the end of the Market Disruption, provided that that date is within 10 calendar days of the date which was to have been the original date for determining the Reference Price had there been no Market Disruption.

If the Market Disruption continues beyond the 10 days set forth above, the Parties will consult each other for no more than 10 calendar days to find a mutually agreeable solution. If no agreement is reached, a solution shall be determined by the Expert. The Date of Settlement/Delivery shall be postponed if necessary.

4.2 If, between the date of the signature of the present Protocol and the Maturity Date (these two dates inclusive), (i) there is a tender offer or exchange offer for the Share, or (ii) the issuer of the Share is faced with an acquisition, merger or spin-off situation, the sales subject to the condition precedent discussed in Articles 2 and 3 above shall be automatically terminated. The Calculating Agent will then calculate the amount due, if any, by one Party to the other Party, so as to indemnify the receiving Party for costs and prejudices suffered as a result of the termination. This amount shall be paid by the debtor Party to the other Party on the first Business Day following the date on which the Calculating Agent's determination has been communicated to the Parties.

4.3 If one of the following events occurs between the date of the signature of the present Protocol and the Maturity Date, namely:

- transfer of the listing of the Share to another market than that on which it is listed on the date of the signature of the present Protocol; or

- delisting or disappearance of the Share;

the Parties shall consult each other for 10 calendar days following the occurrence of such event to find a mutually agreeable solution, failing which a solution will be determined by the Expert.

Article 5: Adjustments

In the case of events affecting the Share prior to the Maturity Date, including but not limited to (i) payment of an extraordinary dividend, (ii) distribution of reserves in cash, securities or any other assets, (iii) writing off of capital, (iv) issuance of shares giving immediate or future rights to a portion of the capital, with preferential subscription rights of the shareholders, rights of priority, rights of attribution or free attribution of securities or bonds giving immediate or future rights to a portion of the capital, the Calculation Agent shall adjust as necessary the appropriate provisions of the present Protocol, namely the Global Price, the Final Price, the Lower Limit, the Upper Limit, the Parity, and/or the Purchase Price so as to neutralize, with a view to executing the present Protocol, the effects of such events.

Article 6: Representations and warranties by the Parties

Each Party represents and warrants for the benefit of the other Party:

(i) that the conclusion of the present Protocol and the execution of the obligations thereunder are validly authorized (as concerns both the necessary internal and external authorizations) and constitute valid, legal and enforceable obligations.

(ii) that the conclusion of the present Protocol and the execution of the obligations thereunder do not violate any contractual, regulatory or legal provision or any judicial or arbitral decision applicable to it.

(iii) that it understands that this contract concerns term operations which are thus independent of events which might impact the share price. Reference to insider operations may not be opposed by either of the Parties against the other Party, especially in light of the existence of knockout barriers.

(iv) that the obligations of each Party to the other Party as provided for in the present Protocol cannot be disassociated.

(v) that it has done its own legal, accounting and tax analysis of the operations resulting from the application of the present Protocol.

Article 7: Duration of the Protocol - Termination

7.1 The present Protocol will automatically terminate on the Maturity Date, subject to the provisions of Article 7.2.

7.2 If one of the Parties fails to respect one of the representations and warranties set forth in paragraph 6 or fails to execute any of its obligations resulting from the present Protocol, the non-breaching Party may, by written notice sent to the other Party as soon as it becomes aware of the failure to respect such a representation or warranty or of the failure to execute such an obligation, as the case may be, terminate the present Protocol.

In such a case, the breaching party irrevocably agrees to pay the other Party any amounts necessary to indemnify it for costs, losses and prejudices suffered as a result of the termination. The amount of such indemnity shall be assessed by the Expert and paid on the Business Day following the date on which the Expert's assessment has been communicated to the Parties.

Article 8: Notifications

All notifications made pursuant to the present Protocol must be made in writing (by fax or registered letter) or by any other sufficiently reliable means of communication accepted by the Parties. Notifications will be deemed effective as of the date they are received.

Notifications sent to SG should be addressed to:

Vincent GARCIER or Nicolas DAUDE
Fax: 33.1.42.13.47.70
Tel: 33.1.42.13.67.73 or 33.1.42.13.97.00

Back office contact at SG: Olivier Renoult
Tel: 33.1.42.13.63.75
Fax: 33.1.42.14.71.43

Notifications sent to Akila should be addressed to:

Stefan SCHAECHTERLE
40, boulevard Joseph II, L-1840 Luxembourg
Tel: 00 352 269 780 1
Fax: 00 352 264 408 88

8.2 Instructions for payments and deliveries:

- payments in favour of Akila: by crediting account no. ___________________

- payments in favour of SG: by debiting account no. ___________________

Article 9: Confidentiality

The present Protocol is considered confidential by the Parties. It may not be revealed to third parties except after the prior written agreement of the Parties, or unless the Parties are required to do so by law.

Article 10: Governing law

The present Protocol is governed by French law.

Any litigation concerning the execution, validity or interpretation of the present Protocol shall be settled with the assistance of an expert, as set forth in Article 1.

Done on October 29, 2003, in two copies.

 /s/ Olivier Renoult

For SG
Olivier RENOULT
Head of OTC Equity Derivatives Documentation Group

 /s/ Philippe Foriel-Destezet

For Akila Finance
Philippe FORIEL-DESTEZET
Director

 SG

From: Société Générale
Attention: Mr Vincent Garcier
Department: GIRD/ECM/STD
Address: 17 Cours Valmy, 92987 Paris La Défense
Tel.: 01 42 43 67 73
Fax: 01 42 13 47 70

To: Akila Finance
attention: Mr Philippe Foriel-Destezet / Mr Stefan Schaechterle
Address: 40 Boulevard Joseph II, L-1840 Luxembourg
Tel.: 00 352 269 780 1
Fax: 00 352 264 408 88

Termination of the Agreement Protocol signed on 29 October 2003

Between:

Société Générale, a public limited company [société anonyme], which has the single identification number 552 120 222, registered with the Register of Commerce and Companies of Paris, registered, and has its registered office at 29 Boulevard Haussmann, 75009 Paris, represented by Mr Richard Paolantonacci, Director of the Equity Derivatives Business for Corporate Clients Department,

referred to hereinafter as "SG",

and

Akila Finance, a public limited company [société anonyme], which has the identification number B 64632 in Luxembourg and has its registered office at 40 Boulevard Joseph II, L-1840 Luxembourg, represented by Mr Philippe Foriel-Destezet, Director, referred to hereinafter as "Akila",

in respect of 500 000 Adecco shares with an original Maturity Date of 29 April 2005 (referred to hereinafter as "the Protocol").

The following preliminary statement is made:

  Akila wishes to put an end as of now to the various sales of Adecco shares under conditions precedent covered by the Protocol, despite the original Maturity Date of 29 April 2005;

  SG agrees to the early termination of the Protocol.

[first page initialled at foot]

In consequence, the Parties agree to terminate the Protocol completely, as detailed above, with effect from 9 February 2004, against payment of a balancing cash adjustment ("Termination Balance") amounting to CHF 498 000.00, payable by Akila Finance to Société Générale on 11 February 2004 ("Payment Date").

The present agreement is subject to French law. Any dispute arising therefrom shall be submitted to the competence of the Commercial Court of Paris.

Which is agreed.

Société Générale	Akila Finance
/s/ Richard Paolantonacci By: Richard Paolantonacci Department: Director of the Equity Derivatives Business for Corporate Clients Department	/s/ Philippe Foriel-Destezet By: Philippe Foriel-Destezet Function: Director
[rubber stamp: Société Générale Equity Derivatives Management TOUR Société Générale 17 Cours Valmy 92987 Paris La Défense Cedex]	/s/ Stefan Schaechterle By: Stefan Schaechterle Function: Financial Director